VASCO Data Security International, Inc.

1901 S. Meyers Road, Ste. 210

Oakbrook Terrace, IL 60181

VIA EDGAR

July 14, 2009

Kathleen Collins

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	VASCO Data Security International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 13, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Filed May 8, 2009

File No. 0-24389

Dear Ms. Collins:

Set forth below are the responses of VASCO Data Security International, Inc. (referred to herein using the words “VASCO”, “Company”, “we”, “our” and “us”) to your letter of comment dated June 30, 2009 (the “Letter”) relating to the above-referenced Form 10-K (the “Form 10-K”) and Form 10-Q (the Form 10-Q”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	We note from disclosure on pages 16 and 32 that you conduct operations in the Middle East and Africa, Iran and Syria, located in the Middle East and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

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Response:

We confirm that, since January 1, 2006 (the period covered by the Form 10-K), neither VASCO nor any of its subsidiaries has sold or supplied any products, equipment, components or technology, or furnished any services, to any person, firm or other entity located in any country that has been designated by the U.S. Department of State as a state sponsor of terrorism (a “terrorist supporting country”), including, but not limited to, Iran, Syria and Sudan. Moreover, to the best of our knowledge, no VASCO distributor, retailer or reseller has sold or supplied any of our products, equipment, components, technology or services to any person, firm or other entity located in any terrorist supporting country.

VASCO and its subsidiaries, including our entities located outside of the United States, are committed to strict compliance with United States export control and economic sanctions laws and regulations, including those laws and regulations that prohibit transactions with terrorist supporting countries. In furtherance of that commitment, we have taken the following steps to assure that none of our products, equipment, components or technology or services, regardless of country of origin, will be sold or supplied, directly or indirectly, to any such terrorist supporting country:

a. Our internal corporate policy specifically prohibits the sale of any of our products directly or indirectly to any terrorist supporting country or any entity in any terrorist supporting country. In accordance with that policy, on those occasions in which a VASCO distributor has inquired about the purchase of our products for resale to or in a terrorist supporting country (i.e., Iran), that inquiry has been summarily rejected by us.

b. Our current form of international distribution agreement mandates that the distributor must comply strictly with all United States Export Administration Regulations and other applicable laws (e.g., the Office of Foreign Assets Control (“OFAC”) economic sanctions regulations) with respect to the export, re-export, transfer, sale or other disposition of our products, and such agreement specifically forbids the export, re-export or other transfer, directly or indirectly, of any our products to any destination, company or person prohibited by these export controls (e.g., Cuba, Iran, North Korea, Sudan and Syria).

c. Our standard sales order acknowledgement includes a provision that specifically places our customers on notice that the VASCO products supplied pursuant to that sales document are subject to United States Export Administration Regulations and other applicable laws (e.g., the OFAC economic sanctions regulations), and specifically prohibits the customer from exporting, re-exporting or otherwise transferring, directly or indirectly, any of our products to any destination, company or person prohibited by these export controls.

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2.	It appears from various news articles and from internet websites that Arab Bank, Abu Dhabi Commercial Bank and FVC, Inc. are or were your customers and that Arab Bank has operations in Syria and Sudan; Abu Dhabi Commercial Bank has operations in Iran, and FVC Inc. has operations in Iran and Syria. Please tell us whether these companies use your solutions, products or services in their operations in Iran, Sudan or Syria.

Response:

We confirm that our wholly-owned Belgian subsidiary, VASCO Data Security N.V. (“VASCO Belgium”) has sold VASCO products to each of FVC, Inc., Arab Bank and the Abu Dhabi Commercial Bank. None of our products have, however, been sold or supplied by VASCO Belgium to any office or other facility of any of the foregoing entities located in any terrorist supporting country, including, but not limited to, Iran, Sudan or Syria. In each instance, VASCO Belgium has dealt exclusively with, and has supplied our products exclusively to: (i) FVC Inc.’s headquarters located in Dubai, United Arab Emirates; (ii) Arab Bank’s headquarters located in Amman, Jordan; and (iii) the Abu Dhabi Commercial Bank’s headquarters located in Abu Dhabi, United Arab Emirates.

VASCO Belgium has a supply agreement only with FVC, Inc., and that supply agreement specifically defines the countries in which FVC may sell VASCO products, which defined countries exclude the identified terrorist supporting countries. The agreement also specifically forbids the export, re-export or other transfer, directly or indirectly, of any of our products to any destination, company or person prohibited by United States Export Administration Regulations and other applicable laws. Moreover, the FVC, Inc. website does not identify any FVC office or affiliate located in any terrorist supporting country, and we are not aware of any such office or affiliate of FVC, Inc. in any such country.

VASCO Belgium’s sales of our products to Arab Bank and the Abu Dhabi Commercial Bank have been made either through our distributors or pursuant to purchase orders issued by those banks to VASCO Belgium directly. Each time that VASCO Belgium receives a purchase order directly from one of those customers, VASCO Belgium issues a sales order acknowledgement which specifically prohibits the export, re-export, or other transfer, directly or indirectly, of any of our products to any destination, company or person prohibited by U.S. export laws and controls.

We are not aware of any export, re-export, transfer or diversion of any our products supplied to FVC, Inc., Arab Bank or the Abu Dhabi Commercial Bank to any person, firm, entity or location in any terrorist supporting country, including, but not limited to, Iran, Sudan or Syria.

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Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 30

3.	We note your disclosures on page 32 where you indicate that revenues in fiscal 2008 were impacted by an increase in the number of hardware DIGIPASS units sold, which was partially offset by a decline in the average price of such units. Tell us how you considered discussing in quantified terms the extent to which material changes in revenue were due to changes in volume versus changes in pricing. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:

We have disclosed and quantified the items that management uses to understand the change in the business (“…through the eyes of management…”) as required by SEC Release No. 33-6835. Management does not quantify the specific impacts of changes in quantities and prices, but management does believe that it has disclosed the factors that it believes are:

a.	Material,

b.	Not misleading to investors, and

c.	Non-confidential

While changes in revenue are related to changes in quantities sold and changes in price, management has not attempted to quantify the specific impacts of changes of either quantities or prices because of the complexity in computing specific numbers that management would deem valuable in helping to run the business. With regards to our business model and as disclosed in the Form 10-K, our unit price to customers varies with, among other things, the specific products sold (we have over 50 multi-application products that perform similar functions, but have different sales prices) and the size of the customer’s order. These differences can create significant changes in the average selling price per unit, the average cost per unit and the resulting gross profit rates when comparing our results from different reporting periods. Differences due to our volume discount strategy exist not only between the banking and enterprise security markets, but also within those markets. While purchases in the enterprise security markets are generally for smaller quantities and higher unit prices than the banking market, there are exceptions where enterprise customers buy large quantities and receive lower prices. Similarly, while the purchases in the banking market are generally for larger quantities and lower unit prices than in the enterprise security market, there are banks of all sizes that purchase a full range of quantities and the resulting prices vary substantially. Management has built its basic pricing structure by product on the volume discount principle and we, therefore, do not analyze our period-over-period results at a micro level or use such data to manage the business on a day-to-day or long-term basis.

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In addition to the above, we have not disclosed the specific impact of volume versus changes in pricing for the following reasons:

a. The data, if disclosed at a macro level, may be misleading to investors as it could vary substantially from period to period based on the mix of orders in a particular period and may not be indicative of market demand or our future performance. We believe that investors could be misled by variations in the reported data in either direction (become overly optimistic based in periods that included large orders or overly pessimistic in periods when there is an absence of larger orders). As noted in our disclosure of backlog on page 15 of Form 10-K, we are still a relatively small company whose results can vary significantly from period to period based on the timing of receipt/shipment of orders and the relative size of orders.

b. Management does not use this data to manage the business. As noted above, management has built what it considers to be front end controls (i.e., price lists that vary with model and volume) rather than capturing and analyzing data on an after-the-fact basis. Management believes that the cost of developing the data in sufficient detail to not be misleading to investors would exceed the benefit to investors.

c. The public disclosure of such data, if it were to be developed, would be harmful to us and our investors, as it is highly confidential data that:

i. Could be used by competitors to our disadvantage as this would involve disclosing highly competitive pricing information. Our key competitors have similarly not disclosed such details, we believe for competitive reasons.

ii. Could confuse customers and interfere with the sales process as customers try to understand the pricing of the transaction proposed to them compared to the detailed information disclosed.

Apart from volume and pricing data discussed above, in this Response to Comment 3, we have quantified and disclosed the other material factors that have impacted the comparison of our sales, which factors include the increase in business coming from non-hardware revenues and the impact of changes in exchange rates.

4.	There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. revenue, gross profit, sales and marketing, general and administrative, etc.). For instance, you list several factors that contributed to the increase in gross profits in fiscal 2008; however you do not quantify what impact each factor had on your gross profit margins. Similarly, you indicate that the increase in sales and marketing expense was due to an increase in average headcount, costs related to opening new offices, an increase in marketing programs and an increase in travel expenses, however, you do not quantify the increase for each. Tell us what consideration you have given to quantifying each source that contributed to a material change pursuant to Section III. D of SEC Release 33-6835.

July 14, 2009

Response:

In preparing our disclosures in accordance with Section III.D of SEC Release 33-6835, we believe we have disclosed the causes of material changes to the extent necessary to gain an understanding of our business as a whole. In response to your comments regarding revenue, gross profit and expenses, we respectfully provide the following:

a. Revenue - We believe that we have addressed these comments in our Response to Comment 3 above.

b. Gross profit - We have identified on pages 35 and 36 of the Form 10-K each of the factors that management believes were material to the change in our gross profit. We have not disclosed amounts for some of these factors, for example, costs reductions in manufactured products, or the average sales price per hardware DIGIPASS unit, as this is confidential and proprietary information that is highly competitive, the disclosure of which would be materially injurious to our business. Furthermore, management does not prepare or use a reconciliation of gross profit by individual factor. Our mix of products sold can vary significantly from period to period depending on customer orders. As noted in our Response to Comment 3, we have over 50 multi-application products and our prices to customers may vary significantly based on the size of a customer’s order. Further, we believe that the cost of performing and presenting a factor-by-factor analysis would exceed the benefit. For example, we provide a general estimate of the impact of exchange rates, but the computation is based on sales transactions made in the current period and does not consider changes in the mix of products sold, the margin rates of products sold or changes in countries and related currencies in which the products were sold, each compared to the comparable period — the cost of capturing and analyzing such data would, in our opinion, significantly exceed the benefit derived from the computation’s result. We, instead, discuss the key factors that management has identified for a period and describe how management considers them to have impacted gross profit, subject to not discussing cost and pricing information that is confidential, proprietary and highly competitive, the disclosure of which would be materially injurious to our business.

c. Expenses - Management believes that the most important factor that an investor needs to know to understand our business with regards to operating expenses is that our expenses by category closely follow changes in our headcount. As disclosed in the comparison of 2008 to 2007 expense: our sales and marketing expenses increased 30% because our average headcount increased 31%; our research and development expenses increased 23% because our average headcount increased 16%; and our general and administrative expenses increased 54% because our average headcount increased 50%. Other than the increases in headcount and the overall impact of currency fluctuations, which are quantified and disclosed on page 31 of the Form 10-K, we do not consider the other items to be material in nature or amount. We provide general information on the non-material factors to facilitate the investors’ understanding of our current areas of focus and the general differences in period-over-period comparisons. We do not believe that

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the investors’ understanding of our business would be enhanced if we disclosed the specific dollar increase in specific categories, especially in light of the fact that every expense category is impacted by the change in exchange rates.

We do, however, acknowledge that we could more clearly identify the items that we believe are material versus those that are non-material and will endeavor to improve our disclosure in future reports filed with the SEC.

5.	We note that your quarterly earnings releases list the number of new bank and enterprise security customers. Please tell us whether this is a key business metric considered by your management, and what consideration you gave to including a qualitative and quantitative discussion of the impact of new customers.

Response:

Management believes that the number of new customers has been a more important general metric in years past than it will be in future years. Historically, at a macro level, the number of new customers indicated that we were reducing our reliance on any one customer, as was evidenced in our disclosures regarding revenues generated from our top 10 customers on page 14 of the Form 10-K. In addition, if the new customer was a bank or a financial institution, the customer generally represents a source of revenue over a period of years. It is common with banks and financial institutions that their initial orders are for small pilot projects or for the deployment of our products to their most important customers. Banks and financial institutions often continue to place new orders for our products to continue their deployment of our products over the next several years to an increasing percentage of their customers using their Internet application. Banks and financial institutions are also a source of future revenues as they increase the size of their user base, need replacement for previously deployed products or choose to use our products in new applications. Prospectively, the number of new customers reflects the continued momentum of our business and the effectiveness of our distribution channel, but may not be as significant to our annual revenue stream given the size of our current customer base.

Management, has not however, attempted to quantify the impact of new customers in each period as it has not and does not use that information in its operation of the business. We generally accept all qualified customers regardless of size. Further, management has not attempted to quantify the impact of new customers because each customer has different attributes (size of initial order, timing of deployments, recurring order volume, attitudes toward the use of our product in marketing programs to brand their product or to make a statement about their commitment to security or technology, etc.). As a result of these different attributes, we believe that disclosing the impact of new customers would be misleading to investors as there may be a significant time lag between the time in which the party becomes a new customer and the time when we recognize revenue from that customer.

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Notwithstanding the above, investors and analysts have asked question on previous earnings conference calls regarding the potential value of new customers. While our answers, as documented by the transcripts of the calls filed on Form 8-K with the SEC, are consistent with the above, we will add a disclaimer to such disclosure in future releases to note that although management considers the number of new customers as an indicator of the momentum of our business and effectiveness of our distribution channel, the number of new customers is not indicative of future revenues.

Contractual Obligations, Page 41

6.	Tell us your consideration to disclose the Company’s obligations for unrecognized tax benefits in your table of contractual obligations or in the footnotes thereto. We refer you to Item 303(A)(5) of Regulation S-K.

Response:

We do not believe that we have any material obligations for unrecognized tax benefits that should be included in the disclosure. Our quantified exposures under FIN 48 of $475,000, as disclosed in Note 6 to our financial statement on page F-17 of the Form 10-K, are not a material obligation of the Company. In addition, we do not know when or if such issues will be raised upon examination of our returns. In addition, if the issue is raised and sustained, we believe that we have adequate unrecognized operating loss carryforwards that would offset any such liability.

We will add a footnote to the table of contractual obligations in future filings noting the amount of unrecognized tax benefits and, if appropriate at the time of disclosure, the fact that the amount of such obligation and the timing of payment are not determinable.

Item 8.	Financial Statements and Supplemental Data

Consolidated Statement of Operations, page F-5

7.	We note your disclosures on page 35 where you indicate that non-hardware product revenue has increased to approximately 25% of total revenue in 2008 and related maintenance revenue will continue to increase as a percentage of your total revenue. Please tell us how you considered presenting separate line items for product and service revenues and the related cost of revenues pursuant to Article 5-03(b)(1) and (2) of Regulation S-X.

Response:

We do not believe that our non-hardware revenues qualify for separate disclosure under Article 5-03(b)(1) and (2). The majority of our non-hardware revenues are not only related to, but in the case of software, are essential to the operation of the hardware units sold. As described on pages 9 through 12 of the Form 10-K, the majority of the

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software we sell must be installed on our customers’ host systems to enable our customers to use the hardware devices we sell. Upon login, the host system software generates a one-time password that matches the one-time password generated by the hardware device. There is a limited amount of software that we sell that can be installed on another device that our customer’s end user is carrying (e.g., PDA, Java-enabled mobile phone).

In addition to software described above, non-hardware revenues include maintenance and support, other non-hardware items sold and delivered along with the hardware (such as charges for work to develop custom logos, lens, colors, boxes) and other devices such as our aXs GUARD appliances, as described on page 5 of the Form 10-K, whose value is primarily attributed to the software on the device. None of these other non-hardware items individually account for more than 4% of our consolidated revenue.

The increase in our non-hardware revenues reflects our strategy to further develop the capabilities of our host system software and provide more functionality and value for our customers, which allows us to charge a higher price for the software thus improving our gross profit margins, as well as add supplemental opportunities to sell other value-added, high-margin products.

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, page F-8

8.	We note your disclosures on page F-9 where you indicate that the fair value of each element in the multiple element arrangements is based on the price charged when sold separately, renewal rates and other methods. Please further explain your reference to “other methods” used in establishing the fair value of each element included in your contracts.

Response:

During the periods reported in the Form 10-K, we did not use any “other methods” to determine Vendor Specific Objective Evidence (“VSOE”) of fair value. This reference is included in our disclosures to allow for unique situations that may arise in the future and refers to prices as established by management per SOP 97-2 paragraph 10:

“For an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the marketplace.”

9.

We also note from your response to our prior comment in your letter dated June 17, 2005 that pricing for the renewal of PCS is based on an established percentage of the user license fee attributable to the specific software as is applied “consistently to all PCS

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arrangements.” Please clarify whether your contracts include stated renewal rates or whether VSOE of PCS is based on separate sales transactions. If the former is the case, then tell us how you determined such rates are substantive pursuant to paragraph 57 of SOP 97-2. In this regard, tell us the range of rates that you offer and what percentage of your customers have actually renewed PCS at the stated renewal rates. If VSOE of PCS is based on separate sales, then please describe the process you use to evaluate the various factors that affect your VSOE including customer type, geographic region, etc. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to paragraphs 10 of SOP 97-2.

Response:

VSOE of PCS is based on separate sales transactions on a worldwide basis.

As noted on page 8 of the Form 10-K, our product strategy is to develop products for the financial services sector and then take those products to new markets. As a result of that strategy, we offer comparable products to all of our customers (banks and enterprise security) in all of our geographic markets.

We collect data related to renewals of PCS items from all of our locations worldwide to assess whether or not we have significant variations in those markets. To date, such differences are not apparent.

Also, as noted in our response dated June 17, 2005 to your comment letter, pricing for a renewal of a PCS item is based on an established percentage of the user license fee attributable to the specific software and is applied consistently to all PCS arrangements. The percentage we use to establish VSOE is developed using the “bell curve method”. This method relies on historical data to show that at least 80% of all our renewals are within 15% of the median renewal percentage rate.

10.	Your response to prior comment 9 also indicates that the fair value for tokens is based on standard price lists or based upon specific negotiated prices if quantities being sold are greater than those included in the price list. You further state that the fair value for software licenses are established from standard price lists. Please explain further your methodology for establishing VSOE of fair value for the Company’s token and software licenses included in multiple element arrangements. If the Company is relying solely on list prices for these products, then please explain further how you determined this is an appropriate measure of VSOE of fair value pursuant to paragraph 16 of EITF 00-21 and paragraph 10 of SOP 97-2, as applicable.

Response:

When tokens and software licenses are included in multiple element arrangements, they are delivered elements in such arrangements. Since tokens and software are delivered elements, we use the Residual Method (SOP 98-9) for determining the amount of revenue to recognize for token and software licenses if we have VSOE for

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all of the undelivered elements. We defer the revenue for tokens and software in any multiple element arrangement where we do not have VSOE for any single undelivered element.

We will modify the disclosure included in our Summary of Significant Accounting Policies in future filings to more clearly reference our use of the Residual Method in Multiple-Element Arrangements.

Cash and Cash Equivalents, page F-9

11.	We note that you consider investments with original maturities of three months or less to be cash equivalents. Tell us how you considered providing disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Response:

We had cash and equivalents of $57,714,000 at December 31, 2008. Of this amount, $51,724,000 (or 89.6% of the total) was held in bank demand deposits or money market funds with next-day availability, for which cost and fair value are the same. Under SFAS 157, these would be considered assets valued using level 1 inputs. The remaining $5,990,000 was held in time deposits (e.g., bank certificates of deposit) with short maturity for which fair value can be calculated using readily available market interest rates. Under SFAS 157, these would be considered assets valued using level 2 inputs. Given the short-term maturity of the time deposits, the difference between their cost and fair market value was immaterial. Specifically, the aggregate fair value of our Level 2 time deposits was $6,018,000. The excess of fair value over cost was $28,000, or 0.05% of the reported cash and equivalents balance. We concluded that this small difference would not be relevant to any investors’ decision process. We had no assets valued using level 3 inputs.

We will provide the disclosures required by SFAS 157 as they relate to cash and equivalents in our future filings.

Item 9A.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 45

12.

You state that your disclosure controls and procedures were effective as designed to ensure that information relating to the company and its consolidated subsidiaries would be accumulated and communicated to them, as appropriate, to allow timely “disclosures” regarding required disclosures. In addition to containing typographical error, your statement provides a more limited definition of disclosure controls and procedures than that provided in Rule 13a-15(e) under the Exchange Act. Moreover,

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your conclusion as to the effectiveness of your disclosure controls and procedures is given with respect to only part of the definition of disclosure controls and procedures. Please refer to prior comment 5 of our letter dated May 26, 2005 and your June 17, 2005 response indicating that you would provide conforming disclosure concerning your effectiveness conclusions. Please confirm, if true, that your officers concluded as of the end of the period covered by the report, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules, and that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please also confirm that you will provide conforming disclosure in future filings. Note that this comment also applies to your quarterly report on Form 10-Q for the quarter ended March 31, 2009.

Response:

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, who, respectively, are our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e)) as of the end of the period covered by the Form 10-K. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by the Form 10-K to ensure that (i) the information required to be disclosed by us in our reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e)) as of the end of the period covered by the Form 10-Q. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by the Form 10-Q to ensure that (i) the information required to be disclosed by us in our reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive

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and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Staff is advised that our future Forms 10-Q and 10-K will include disclosures conforming with Rule 13a-15.

13.	We note your statement that “a control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.” Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level. Please confirm that you will provide disclosure that conforms to the rule requirements. Please note, alternatively, that you may remove the reference to the level of assurance of your disclosure controls and procedures in future filings. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and our principal executive officer and principal financial officer have both concluded that our disclosure controls and procedures were effective at that reasonable level of assurance.

The Staff is advised that our future Forms 10-Q and 10-K will include conforming disclosures with respect to the level of assurance of our disclosure controls and procedures.

Changes in Internal Controls, page 45

14.	We note your statement that there were no “significant” changes in the company’s internal control over financial reporting during the quarter ended December 31, 2008. We also note that in your June 17, 2005 response to comment 6 of our letter dated May 26, 2005, you stated: “In future filings, the Company will ensure that its disclosures in this regard conform with Item 308(c).” Item 308(c) of Regulation S-K requires you to disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In your supplemental response, please advise us whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In addition, please confirm that you will address this in future filings.

July 14, 2009

Response:

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f)) that occurred during the fiscal quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Staff is advised that our future Forms 10-Q and 10-K will include disclosures conforming with Item 308(c) of Regulation S-K.

Item 11.	Executive Compensation, page 49 (Incorporated by Reference From Definitive Proxy Statement Filed April 30, 2009)

Executive Compensation

Compensation Discussion and Analysis, page 22

15.	We note your disclosure on page 23 that the Compensation Committee has the option to reduce the annual incentive award by up to 10 percent if the individual executive’s performance did not meet his annual goals. In future filings, please clarify whether or not your Compensation Committee exercised this option, as well as the extent to which it impacted each named executive officer’s awarded compensation for the prior fiscal year.

Response:

The Committee has not exercised any option to reduce annual incentive awards.

The Staff is advised that our future annual proxy statements will disclose whether or not our Compensation Committee exercised this option and the extent to which it impacted each named executive officer’s awarded compensation for the prior fiscal year.

16.	In charts on page 26 you have disclosed salary and bonus information for Mr. Valcke in Euros. In future filings, consistent with your other tabular disclosure, please list all compensation in dollars, and use a footnote to disclose the amount in Euros, the exchange rate utilized, and the date of the exchange rate utilized.

Response:

The Staff is advised that our future filings disclosing Mr. Valcke’s compensation information in tabular form will list his compensation in U.S. dollars and indicate by footnote such amount in Euros, the exchange rate utilized, and the date of the exchange rate utilized.

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Item 13.	Certain Relationships and Related Transactions, and Director Independence, page 49 (Incorporated by Reference From Definitive Proxy Statement Filed April 30, 2009)

Transactions With Related Persons, page 42

17.	We note your statement that because you have not engaged in related person transactions reportable pursuant to item 404(a) of Regulation S-K, you have not adopted any formal policies or procedures for the review, approval or ratification of related person transactions. It does not appear that you may omit the disclosure required by Item 404(b) of Regulation S-K on this basis. In your response, please explain how you determined that you do not have any related person transactions reportable pursuant to Item 404(a), given your lack of formal related person policies and procedures. In addition, please tell us whether you have any plan to develop policies and procedures and, if so, whether such policies and procedures will be in writing. Please refer to paragraph (b) of Item 404 of Regulation S-K for further guidance and examples regarding material features of such policies and procedures.

Response:

We have not established a formal policy for the review of related party transactions because such transactions are generally prohibited under paragraph 5 of our Code of Ethics and Conduct, which is applicable to all of our employees and directors. A copy of the code of Ethics and Conduct is available on the investor relations section of our website.

In addition to having all employees and directors certify their compliance with the Code of Ethics and Conduct on an annual basis, each executive officer and director of the Company responds annually to a list of questions in connection with the preparation of our annual proxy statement and Form 10-K. These questions include inquiries with respect to related person transactions reportable pursuant to Item 404(a) of Regulation S-K. Each executive officer and director is obligated to notify VASCO immediately of any subsequent changes to the information provided in his or her responses to the questions.

Should a related party transaction be identified through any of the aforementioned means, we would have the Company’s Board of Directors or a Committee of disinterested directors review the transaction, as appropriate.

Item 15.	Exhibits and Financial Statements Schedules, page 50

18.	We note your disclosure on page 13 that you use a limited number of microprocessors, made by Samsung, for the various hardware products you produce, and that the microprocessors are the only components of your security authenticators that are not commodity items readily available on the open market. Please tell us whether you have an agreement with Samsung. If you have an agreement with Samsung, please provide us with your analysis as to how you determined not to file the agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

July 14, 2009

Response:

We do not have a definitive agreement for the purchase of the microprocessors from Samsung and do not consider our business to be substantially dependent on Samsung’s microprocessors. We order the microprocessors as needed with sufficient lead time to allow for the fact that they are not commodity items readily available on short notice in the market place. While not commodity items, replacement processors could be used if needed. Should such replacement processors be needed, we would have to invest some engineering time to ensure that the functionality contained in the current processors worked properly in a new processor.

Exhibits 31.1 and 31.2

19.	The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have included the title of the certifying individual when identifying the individual at the beginning of the certification. Please confirm that you will conform your disclosures in future filings to the exact language provided in Item 601(b)(31) of Regulation S-K.

Response:

The Staff is advised that such certifications contained in our future filings will conform to the exact language provided in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Liquidity and Capital Resources, page 22

20.	We note your disclosures on page 23 where you indicate that the Company believes your financial resources and current borrowing arrangements are adequate to meet your operating needs. Please confirm, if true, and revise in the future to indicate whether the Company’s cash resources will be sufficient to meet your operating needs for the next 12 months. We refer you to FRC 501.03(a).

Response:

We confirm that we believe that our financial resources and current borrowing arrangements are adequate to meet our operating needs for the next 12 months.

The Staff is advised that our future Forms 10-Q and 10-K will indicate whether our cash resources will be sufficient to meet our operating needs for the next 12 months.

July 14, 2009

General

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

A separately provided statement from the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses or this letter, please contact Maryann A. Waryjas or the undersigned.

Maryann A. Waryjas	Clifford K. Bown
Katten Muchin Rosenman LLP	VASCO Data Security International, Inc.
525 West Monroe Street	1901 S. Meyers Road, Ste. 210
Chicago, Illinois 60661	Oakbrook Terrace, IL 60181
Phone: 312 902-5461	Phone U.S.: 630 932-8844 x304
Fax: 312 577-8755	Phone Switzerland: 41 43 813 35 06
Email: maryann.waryjas@kattenlaw.com	Fax U.S.: 630 932-8852
Email: cbo@vasco.com

Sincerely,

Clifford K. Bown

Executive Vice President and

Chief Financial Officer

(Principal Financial Officer and Principal

Accounting Officer)